3-31-02

02030019

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2002

INTERNATIONAL POWER plc
(Translation of registrant's name into English)

Senator House, 85 Queen Victoria Street,
London, EC4V 4DP, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F. . . . X. . . .Form 40-F. . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

International Power to Mothball 250MW at Deeside Power Station, in Wales, UK

(London - 28 March 2002) International Power today announces that it will mothball half the generation capacity of its 500MW CCGT Deeside power station in North Wales in the UK with effect from 1 April 2002.
The mothballing of the 250MW unit comes as a result of uneconomic wholesale electricity prices in the England & Wales electricity market.

Peter Giller, Chief Executive Officer of International Power said "current wholesale prices in the UK are uneconomic for running both units at Deeside which is a modern, efficient and clean burning power station. We will reinstate the mothballed unit only when market conditions improve to support sound financial operation."

International Power expects no jobs to be lost as a result of this mothballing.

Media contact (Europe):
Aarti Singhal
+44 (0)20-7320-8681

Investor contact (Europe):
Grant Jones
+ 44 (0)20-7320-8619

Media & Investor contact (United States):
Paul Parshley
+1 508-922-3124

Notes to editors:-

Deeside consists of two Alstom Power gas turbines and one steam turbine. It was commissioned in November 1994 and has a thermal efficiency of over 52%.

International Power plc is a leading independent electric generating company with around 9,150 MW (net) in operation, 2,015 MW (net) under construction and approximately 6,000 MW (net) in advanced development. Among the countries where International Power has operating facilities are Australia, the United States, the United Kingdom, the Czech Republic, Portugal, Turkey, Malaysia, Pakistan, and Thailand. International Power was created from the demerger of National Power, and its shares began trading independently on the London Stock Exchange and as ADRs on the New York Stock Exchange on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL POWER plc

Date: 28 March 2002

By [signature]
Stephen Ramsay
Company Secretary